U. S. Securities and Exchange Commission
                          Washington, D.C. 20549

                               FORM 12b-25                     ---------------
                                                               SEC FILE NUMBER
                       NOTIFICATION OF LATE FILING                33-90344
                                                               ---------------

(Check One): ( )Form 10-K and Form 10-KSB  ( )Form 20-F  ( )Form 11-K
             (X)Form 10-Q and Form 10-QSB  ( )Form N-SAR

             For Period Ended:  March 31, 1999
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             ( )  Transition Report on Form 10-K
             ( )  Transition Report on Form 20-F
             ( )  Transition Report on Form 11-K
             ( )  Transition Report on Form 10-Q
             ( )  Transition Report on Form N-SAR

             For the Transition Period Ended: _____________________

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________________

PART I - REGISTRANT INFORMATION

Clariti Telecommunications International, Ltd.
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Full Name of Registrant

1341 North Delaware Avenue
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Address of Principal Executive Office (Street and Number)

Philadelphia, PA 19125
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City, State and Zip Code



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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(X) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

( ) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.


PART III - NARRATIVE

On December 8, 1998 Clariti Telecommunications International, Ltd. ("Clariti") acquired all of the outstanding common stock of GlobalFirst Holdings, Ltd. ("GlobalFirst"), a privately held telecommunications firm with operations in the United Kingdom and several other countries in Western Europe (the "GlobalFirst Acquisition"). On February 3, 1999, Clariti sold all of the outstanding common stock of Telnet Products & Services, Ltd. ("Telnet"). Prior to its sale, Telnet was one of several businesses operated by GlobalFirst. On March 16, 1999, Clariti acquired all of the outstanding common stock of MediaTel Global Communications, Ltd. ("MediaTel"), a switchless reseller of telecommunications services in the United Kingdom. The registrant and its independent accountants have been working diligently to acquire the necessary information to accurately present the effects of the sale of Telnet and the MediaTel acquisition in the consolidated financial statements for the three-month and nine-month periods ended March 31, 1999. Several difficulties have been encountered in preparing these financial statements, including an inability to promptly locate financial data for some of the European operations and the need to conform MediaTel's financial information into U.S. generally accepted accounting principles. As a result, it is management's opinion that financial statements for the three-month and nine-month periods ended March 31, 1999 cannot be completed by May 17, 1999 (the original due date for Form 10-
QSB) without unreasonable effort or expense. Management expects to file a completed Form 10-QSB for the quarter ended March 31, 1999 on or before May 24, 1999.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      James M. Boyd, Jr.             215            425-8682
      ------------------          ---------     ----------------
            Name                  Area Code     Telephone Number

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(2) Have all other periodic reports required under Section 13 or 15(d) of the
      Securities Exchange Act of 1934 during the preceding 12 months been
      filed?                                                      (X)Yes  ( )No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report thereon?
                                                                 (X)Yes  ( )No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Explanation:
      -----------
      Pursuant to generally accepted accounting principles, the GlobalFirst Acquisition has been accounted for as a reverse acquisition. Thus, GlobalFirst was deemed to be the acquiror and Clariti was considered the acquired company for purposes of applying purchase accounting rules. As a result, the registrant's unaudited interim earnings statements for the three-month and nine-month periods ended March 31, 1999 will reflect results of operations for GlobalFirst for the full three-month and nine-month periods, and Clariti's results of operations for only the period from the acquisition date (December 8, 1998) to March 31, 1999. In contrast, the registrant's results of operations for the corresponding periods for the last fiscal year reflected Clariti's results of operations only. The sale of Telnet and the acquisition of MediaTel are also expected to have an effect on the 1999 results.

      Clariti incurred net losses of approximately $.09 million and $3.3 million for the three-month and nine-month periods ended March 31, 1998, respectively. Final consolidated results of operations for the three-month and nine-month periods ended March 31, 1999 have not yet been completed; however, management expects that such results will reflect net losses substantially greater than the prior year results noted above due to the inclusion of GlobalFirst results of operations for the entire three-month and nine-month periods as a result of the reverse acquisition accounting treatment, as well as the impact of the sale of Telnet and the acquisition of MediaTel.


              Clariti Telecommunications International, Ltd.
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               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  May 17, 1999                      By: s/James M. Boyd, Jr.
       ------------                          --------------------
                                             James M. Boyd, Jr.
                                             Vice President of Finance and
                                             Chief Accounting Officer
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